SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1

                                 InterTAN, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   461120 10 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                             Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 26, 2003
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 461120 10 7              SCHEDULE 13D             Page 2 of 9
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1    NAME OF REPORTING PERSON
     Liberation Investments L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         671,580
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      671,580
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       671,580
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.3%
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14     TYPE OF REPORTING PERSON (See Instructions)
       PN
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

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CUSIP No. 461120 10 7              SCHEDULE 13D             Page 3 of 9
---------------------------                                 --------------------

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1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
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                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         394,417
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      394,417
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       394,417
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
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

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CUSIP No. 461120 10 7              SCHEDULE 13D             Page 4 of 9
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Liberation Investment Group, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,065,997
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,065,997
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,065,997
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA
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

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CUSIP No. 461120 10 7              SCHEDULE 13D             Page 5 of 9
---------------------------                                 --------------------

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1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,065,997
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,065,997
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,065,997
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7              SCHEDULE 13D             Page 6 of 9
---------------------------                                 --------------------


INTRODUCTION

      This Amendment No. 1 relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC. (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 7, 2003 (the "Schedule 13D"). Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4.     Purpose of Transaction.

      On August 25, 2003, the Reporting Persons delivered a letter to the Board of Directors of the Company (the "Letter"), advising the Company that the Reporting Persons have reviewed the Company's fourth quarter earnings and listened to management's quarterly earnings conference call. The Letter expressed the Reporting Persons disappointment with the fact that the board did not accept the Reporting Persons' two nominees for addition to the board, and pointed to the fact that the current board has spent significant time reviewing "capital structure issues" and has made no progress to date. The Reporting Persons concluded the Letter by stating that until such time as a suitable alternative is implemented, the Reporting Persons will continue to pursue the election of Messrs. Hillman and Kornstein to the InterTAN Board. A copy of the Letter is attached hereto as Exhibit 4.

Item 7.     Materials to be Filed as Exhibits.

EXHIBIT 4 Letter dated August 25, 2003, from the Reporting Persons to the Board of Directors of InterTAN, Inc.

EXHIBIT 5         Press Release, dated August 26, 2003

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CUSIP No. 461120 10 7              SCHEDULE 13D             Page 7 of 9
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 26, 2003


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner

By:  /s/ Emanuel R. Pearlman
     --------------------------------
     Emanuel R. Pearlman
     General Manager

LIBERATION INVESTMENTS LTD.

By:  /s/ Emanuel R. Pearlman
     --------------------------------
     Emanuel R. Pearlman
     Director

LIBERATION INVESTMENT GROUP LLC

By:  /s/ Emanuel R. Pearlman
     --------------------------------
     Emanuel R. Pearlman
     General Manager

Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
-------------------------------------